

QuicWit

The World's Most Impulsive Trivia Game!

Same Gaming Experience, No Tangible Value, with Lead Generation and Nurture Struggles



You just won
10,000 Super Gems!

*retail value **$0.00**

+



Next Level
Unlocked!

*to forget about until the next time **you're bored**

+



Follow the tried and true
Sales Funnel!

*that no longer fits
an evolving mobile market

Solution





+

Changing User Behavior

- Spontaneous trivia keep users on edge
- Only trivia game where spelling counts
- Users can use any resource they desire
- 15 minute window to answer

Provide User & Partner Value

- Users will real prizes mailed directly to them!
- Companies generate leads and nurture in one tap
- Users learn about new products through exposure
- Companies raise brand awareness

How does it work?

New Prize Selected!

The next prize that will be given away will have a product page that's viewable within the app so users always know ahead of time what prize is up next for grabs.

Get Ready..

Users receive a heads up notification that a new question is coming within the hour. This notification will often display the category to get the brain thinking



Prize coming your way

The winner is prompted to provide a physical address where they can receive their prize!

Did I win?

Immediately after 15 minutes users can finally find out who won! Users are no longer able to submit an answer and will be able to see the correct answer, winning time, and winner.

Time to Play!

Push notification alerts users that the next question is here and initiates the 15 minute timer. Opening the notification brings users directly to the "Questions" page of the app.

More than A Game...Product Campaigns



Promote Products

You have amazing products and we want QuicWit's entire daily active user base to know and learn about it!



- Showcase newly released products
- Generate more excitement and traction for existing products
- Clear the shelves of older product models making room for newer ones



Brand Awareness

Sponsor a trivia question to send users on an hunt for details about your company, which leads to engaging and educating users thus driving up interest.



- Increase product page and overall website traffic
- Experience users searching for information about your company!
- Reach beyond your target market



Product Sales

Utilize QuicWit to generate sales with strategic pricing, discount codes, and additional traffic for remarketing efforts.



- Generate sales directly on your website leading from QuicWit
- Provide limited supply discount codes
- Gain user behavior analytics to support future marketing efforts

Market Validation



210 Million

Mobile gamers in the U.S.

$71

Average amount mobile gamers spend per year across iOS and Android

$15 Billion

Total revenue generated in America from mobile gaming.

Target Market

- Core Trio:
  - Users spending more time on their phone
  - Mobile gaming is #1 in global gaming revenue
  - Product companies trying to reach mobile users!

- When asked what are your company's to marketing challenges? 63% stated generating traffic and leads

- 20% of U.S. mobile gamers play at work

- 32% of students report playing games during class

- 59% of Android users prefer casual games



75%

of all digital ad spend went towards mobile in 2018



43%

Total time spent on smartphones was spent on gaming apps in 2017

Market Size



Total Available Market

210 MM Users

58% of Americans play games on smartphones

Serviceable Available Market

122 MM

58% of mobile gamers have puzzle games installed

Serviceable Obtainable Market

6.7 MM

Projected by 2021

Business Model


Revenue
(44.5MM)
Users
(41.5MM)
Companies (Partners)
(3MM)
Advertisements
In App Purchases
(Premium Games)
Company Sponsors
Product Campaigns
Video
Interstitial
Sponsor a Question
Special Promotions
Base & Add-Ons

By 2021

Competitive Advantage

- Multiple chances to win around the clock
- Compare, compete, collab with friends
- No mandatory pay to play
- Users can buy the prize (discounted or not)
- Generates website traffic for partners
- Raises brand awareness for partners
- Use any resource you need to win!



Minds behind the madness

Creative and technical team with proven experiences building and delivering innovative products and apps!



Stephon McCoy
Product

- Sr Product Manager at Sense (software/hardware)
- Product Manager at Pingup (software)
- Director at Verndale (digital marketing agency)



Zachary Gay
Engineer

- iOS lead software engineer at Wayfair (ecommerce)
- Software engineer at GMS (custom app agency)



Amit Bane
Engineer

- Master's in Computer Science (Northeastern)
- Software Engineer at Chewy (ecommerce)
- Software Engineer at Pingup (software)



Zachary Tetu
UX/UI

- Sr UX Arch at Verndale (digital marketing agency)
- UX Designer at GMS (custom app agency)

Milestones

- Bootstrapped the company for over two months

- Runner up at Founder+Co Boston pitch event

- Honorable mention at MIT's Startupalooza

- Featured Demo at Product Hunt Boston

- Featured on Startup Life podcast

- Featured on Founders Live Boston podcast

- Secured first partnerships launching in November

- Started the Ambassador program for college students

- Delivered first official feature release

- Jeopardy contestants are playing!



UPS Startup Program.
This helps us with
discounted shipping
and free supplies.



Founders Live Boston!
- Pitch event winner
- Won 20k in GCP credits
- 5k in AWS credits





Featured on The Buzz
newsletter and article.



QuicWit

The World's Most Impulsive Trivia Game!



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Stephon McCoy - CEO - stephon@quicwit.com